FUELCELL ENERGY, INC.
3 Great Pasture Road
Danbury, Connecticut 06813
(203) 825-6000
August 20, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	FuelCell Energy, Inc. Registration Statement on Form S-3 Commission File No. 333-164412
Dear Sir or Madam:
     The registrant, FuelCell Energy, Inc. (“FuelCell”), hereby requests that the effective date of the above-captioned “Registration Statement” be accelerated to 10:00 a.m., Eastern Time, on August 26, 2010, or as soon thereafter as is practicable.
     FuelCell hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve FuelCell from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	FuelCell may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FUELCELL ENERGY, INC.
By:	/s/ Joseph G. Mahler
Joseph G. Mahler
Sr. Vice President and CFO